AB 3/7

[redacted]

13013734

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 1 - 2013
Washington DC
400

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39753

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/12** (MM/DD/YY) AND ENDING **12/31/12** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Ecoban Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

521 Fifth Avenue, Suite 630
(No. and Street)

New York	**New York**	**10175**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen P. De Got — **(212) 805-8300**
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Farkouh, Furman & Faccio, LLP
(Name — if individual, state last, first, middle name)

460 Park Avenue	**New York**	**New York**	**10022**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant`
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

DD 3/9/13

OATH OR AFFIRMATION

I, Stephen P. De Got , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ecoban Securities Corporation ,as of **December 31,2012** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Stephen P de Got

Signature

PResident

Title

Notary Public

Howard C. Rosenberg
Notary Public, State of New York
No.: 01RO6113108
Qualified in New York County
Commission Expires 7/19/16

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Subordinated Borrowings.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) A reconciliation of net capital per original focus report to net capital.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

ECOBAN SECURITIES CORPORATION

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES
AS AT DECEMBER 31, 2012 AND
INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL STRUCTURE

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934
as a public document.

ECOBAN SECURITIES CORPORATION

INDEX

Farkouh
Furman & Faccio LLP
Certified Public Accountants and Advisors

Farkouh
Furman & Faccio LLP
Certified Public Accountants and Advisors

INDEPENDENT AUDITOR'S REPORT

The Board of Directors of
Ecoban Securities Corporation:

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Ecoban Securities Corporation as of December 31, 2012 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ecoban Securities Corporation as at December 31, 2012 and the results of its operations and changes in stockholder's equity and its cash flow for the year then ended in accordance with accounting principles generally accepted in the United States of America.

460 Park Avenue New York, New York 10022 T 212.245.5900 F 212.586.3240 www.fffcpas.com

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I and II are presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I and II fairly stated in all material respects in relation to the financial statements as a whole

Farkouh, Furman & Faccio LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 28, 2013

ECOBAN SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2012

ASSETS

Cash and cash equivalents	$ 70,197
Accounts receivable	21,652
Taxes receivable	10,343
Deferred tax benefit	10,700
Prepaid expenses	11,816
Total assets	$ 124,708

LIABILITIES

Accrued expenses	$ 3,513
Deferred revenue	8,000
Total liabilities	11,513

STOCKHOLDER'S EQUITY

Common stock - $1 par value, 1,000 shares authorized, 103 shares issued and outstanding	103
Additional paid-in capital	117,382
Accumulated (deficit)	(4,290)
Total stockholder's equity (see statement attached)	113,195
Total liabilities and stockholder's equity	$ 124,708

The notes to financial statements
are made a part hereof.

ECOBAN SECURITIES CORPORATION
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2012

REVENUE:	
Fees	$ 526,675
EXPENSES:	
Compensation and benefits	53,340
Commission expense	454,748
Professional fees	58,719
Rent expense	11,598
Regulatory fees	1,745
Other operating expenses	23,492
Total expenses	603,642
(Loss) before income taxes	(76,967)
Income tax (benefit)	(10,700)
NET (LOSS) (TO STATEMENT OF STOCKHOLDER'S EQUITY)	$ (66,267)

The notes to financial statements
are made a part hereof.

ECOBAN SECURITIES CORPORATION
STATEMENT OF STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS (ACCUMULATED DEFICIT)	TOTAL
BALANCE, JANUARY 1, 2012	$ 103	$ 89,882	$ 61,977	$ 151,962
Capital contributions		27,500		27,500
NET (LOSS) (STATEMENT ATTACHED)			(66,267)	(66,267)
BALANCE, DECEMBER 31, 2012 (TO STATEMENT OF FINANCIAL CONDITION)	$ 103	$ 117,382	$ (4,290)	$ 113,195

The notes to financial statements
are made a part hereof.

ECOBAN SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net (loss)	$ (66,267)
Adjustments to reconcile net (loss) to net cash provided by operating activities:	
Decrease in fee receivable	115,848
(Increase) in taxes receivable	(10,343)
(Increase) in deferred tax benefit	(10,700)
(Increase) in prepaid expenses	(11,546)
(Decrease) in accrued expenses	(9,237)
(Decrease) in accrued income taxes	(10,000)
Increase in deferred revenue	8,000
Net cash provided by operating activities	5,755
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributions	27,500
NET INCREASE IN CASH AND CASH EQUIVALENTS	33,255
Cash and cash equivalents - January 1, 2012	36,942
CASH AND CASH EQUIVALENTS - DECEMBER 31, 2012	$ 70,197

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid for income taxes	$ 20,000

The notes to financial statements
are made a part hereof.

ECOBAN SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS
AS AT DECEMBER 31, 2012

ORGANIZATION:

Ecoban Securities Corporation, the "Company", is registered as a broker/dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and the Financial Industry Regulatory Authority "FINRA". The Company purchases and sells debt and equity securities and provides services for fees and commissions. The Company conducts operations exclusively in New York.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF ACCOUNTING – The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

CASH AND CASH EQUIVALENTS – Interest-bearing deposits with maturities at acquisition of 30 days or less are considered cash equivalents.

FEES – Fees are accrued as earned.

ESTIMATES –The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NET CAPITAL AND RESERVE REQUIREMENTS:

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $58,684 which was $53,684 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.196 to 1.

RELATED PARTY TRANSACTIONS:

During the year the Company shared office space with Ecoban Finance Limited LLC ("EFL"), a related party. The Company paid EFL $500 per month for operating expenses through September 30, 2012, totaling $4,500. This amount is included in other operating expenses on the statement of operations. As of October 1, 2012, the Company no longer is affiliated with EFL and pays rent on a month to month basis to an unaffiliated entity.

(Continued)

INCOME TAXES:

The Company accounts for income taxes in accordance with FASB ASC 740, Income Taxes.

FASB ASC 740 requires that the Company record deferred income taxes to recognize the tax effects of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. At December 31, 2012, such temporary differences resulted from net operating loss carry forwards totaling approximately $54,000 that may be offset against future income through 2032. The expected tax benefit that would result from applying statutory tax rates is $10,700.

The provision (benefit) for federal and state income taxes for the year ended December 31, 2012 is as follows:

Federal	$ 8,146
State and Local	2,554
Total	$10,700

CONCENTRATIONS:

Commission expense is allocated in equal parts between two registered brokers.

FAIR VALUE ACCOUNTING:

Substantially all of the Company's assets and liabilities are carried at amounts which approximate fair value.

SUBSEQUENT EVENTS:

The date to which events occurring after December 31, 2012, the date of the most recent balance sheet, have been evaluated for possible adjustment to the financial statements or disclosure is February 28, 2013, which is the date on which the financial statements were available to be issued.

ECOBAN SECURITIES CORPORATION
SCHEDULE I
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS AT DECEMBER 31, 2012

COMPUTATION OF NET CAPITAL

Total stockholder's equity	$ 113,195
Less non-allowable assets	54,511
Net capital	58,684
Minimum capital required (the greater of $5,000 or 6 2/3% of aggregate indebtedness)	5,000
Capital in excess of minimum requirements	$ 53,684
Ratio of aggregate indebtedness to net capital	0.196

See the accompanying Independent Auditor's Report

ECOBAN SECURITIES CORPORATION

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS AT DECEMBER 31, 2012

The Company claims a (k) (2) (i) exemption of Rule 15(c)3-3 and is not permitted to hold customer securities nor is it required to compute reserve requirements. The Company is in compliance with the conditions of its exemption.

See the accompanying Independent Auditor's Report

Farkouh
Furman&Faccio LLP
Certified Public Accountants and Advisors

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To The Board of Directors of
Ecoban Securities Corporation:

In planning and performing our audit of the financial statements and supplementary information of Ecoban Securities Corporation (the Company) for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

460 Park Avenue New York, New York 10022 T 212.245.5900 F 212.586.3240 www.fffcpas.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal controls that is less severe than a material weakness, yet important enough to merit attention to those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Raich, Ende, Malter & Co. LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 28, 2013